

April 20, 2023

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

   Re: Skillz Inc.
    Form 10-K for the Year Ended December 31, 2021
    Filed March 1, 2022

    File No. 001-39243

Dear Andrew Paradise:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Steven J. Gavin, Esq.